SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NUMBER: 000-29472
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMKOR TECHNOLOGY, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMKOR TECHNOLOGY, INC.
1900 SOUTH PRICE ROAD
CHANDLER, AZ 85248

AMKOR TECHNOLOGY, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
for the years ended December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of Amkor Technology, Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Amkor Technology, Inc. 401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
June 15, 2006

AMKOR TECHNOLOGY, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets
Investments at fair value:
Cash	$—	$33,943,014
Amkor Technology, Inc. common stock	5,625,263	4,154,430
Shares of registered investment companies	44,851,949	9,034,038
Investment in commingled pool	—	3,214,441
Common/collective trust	2,904,521
Loans receivable — participants	577,845	765,332

Total investments	53,959,578	51,111,255

Total assets	53,959,578	51,111,255
Liabilities — accrued administrative expenses	8,686	—

Net assets available for benefits	$53,950,892	$51,111,255

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income
Interest and dividends	$1,822,291	$1,285,373
Net appreciation in fair value of investments	1,884,224	12,597
Interest on participant loans	39,917	46,556

	3,746,432	1,344,526

Contributions
Participants	4,752,916	4,105,875
Employer	2,229,139	2,171,730
Rollovers from other plans	543,357	716,085
Rollover from Unitive	—	1,886,210
Other additions	1,277	—

	7,526,689	8,879,900

Total additions	11,273,121	10,224,426

DEDUCTIONS:
Benefits paid to participants	(4,616,197)	(3,813,863)
Administrative expenses	(28,479)	(72,257)
Assets transferred out to other plans	(3,788,808)	—

Total deductions	(8,433,484)	(3,886,120)

Net increase	2,839,637	6,338,306

Net assets available for benefits:
Beginning of year	51,111,255	44,772,949

End of year	$53,950,892	$51,111,255

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
1. DESCRIPTION OF THE PLAN
The following description of the Amkor Technology, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all domestic employees of Amkor Technology, Inc. (the “Employer” or “Company”) on the first day of employment. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “IRC”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
Under ERISA, the Employer is the designated administrator of the Plan and has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan (excluding the authority and responsibility to invest, manage and control the assets of the Plan specifically allocated to the trustee). The Employer has contracted with The Vanguard Group (“Vanguard”) and its affiliates to maintain participants’ Plan accounts and to provide certain other recordkeeping and administrative services for the Plan. Vanguard also serves as the Plan’s trustee. During December 2004, the Plan changed its trustee from Fidelity Management Trust Company (“Fidelity Trust”) to Vanguard. As a result, a significant amount of the Plan’s investments held by Fidelity were converted into cash at the end of 2004 in order for the Plan assets to be transferred to Vanguard. The participant accounts were then invested in the various investment options offered by Vanguard in January 2005.
The Employer has paid certain expenses incurred in the administration of the Plan. Such expenses are primarily comprised of legal, accounting and auditing fees.
Employee Contributions
Participants may elect to defer up to 60% of their eligible compensation (as defined in the Plan) each year, subject to IRC limits. Participants may also contribute amounts representing eligible distributions from other qualified plans.
Each year, the Employer contributes non-discretionary matching deferral contributions in an amount equal to 75% of each participant’s deferral contributions to the Plan, not to exceed $6,000. Plan participants must complete one year of service to be eligible for Employer matching contributions. The Employer may also make annual discretionary matching contributions.
Salary deferral agreements shall be made, terminated, or changed according to procedures and limitations set up by the Plan administrator and the Plan document. Participants currently entitled to receive retirement benefits from another qualified retirement plan may elect to transfer that benefit into a rollover contribution amount under the Plan. Participants may designate the percentage of their total contribution, including the Company’s matching portion, to be invested in any of the funds in which the Plan invests. Participants can change investment elections and contributions percentages at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, any qualified rollover contributions and Employer matching contributions and an allocation of Plan earnings or losses and administrative expenses, if applicable. Allocations of Plan earnings or losses are based on participant account balances. The benefit to which a participant is entitled is the balance of the participant’s vested account.

Withdrawals
While employed with the Company, participants must reach the age of 59 1/2 to withdraw Employer matching contributions. Participant contributions may be withdrawn at age 59 1/2; earlier withdrawals will be subject to an additional 10% tax unless such withdrawals are made due to death, disability, severance of employment after age 55, or a financial hardship as determined by the Plan.
Vesting
Participants are immediately vested in their contributions plus actual earnings (if any) thereon. Vesting in Employer matching contributions plus actual earnings (if any) thereon is based on participants’ years of credited service. A participant is 34% vested after one year of credited service, 67% vested after two years of credited service and 100% vested after three years of credited service.
Active participants will become fully vested in Employer matching contributions if they reach normal retirement age (age 59), become disabled (as defined in the plan), or die.
Forfeitures
Forfeitures occur when a participant who is not 100% vested in Employer contributions elects to withdraw from the Plan. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $33,020 and $83,941 respectively, and are available to reduce the future Employer matching contributions or pay administrative expenses. In 2005, the Employer used $88,329 of forfeited nonvested accounts to reduce its matching contributions and used $19,029 of forfeited nonvested accounts to pay administrative expenses. In 2004, the Employer did not use forfeited nonvested accounts to reduce its matching contributions and used $61,724 of the forfeited nonvested accounts to pay administrative expenses.
Contributions
Participant contributions are recognized in the period during which the Employer makes the respective payroll deduction. Employer contributions are recognized as matched by the Employer with the employee contributions.
Rollovers
Participants are allowed to rollover balances from other qualified plans into the Plan. During 2004, the Company acquired Unitive, Inc. which had its own defined contribution plan. In September 2004 the Unitive, Inc. defined contribution plan was merged into the Plan.
Payment of Benefits
On termination of service, a participant may generally elect to leave his or her account balance in the Plan, or receive a lump-sum distribution of his or her vested account balance. If a terminated participant’s vested account balance is between $1,001 and $5,000 the sum is a rolled into a Vanguard IRA. If the terminated participant’s vested account balance is less than $1,000, a lump sum distribution of the participant’s vested account balance will automatically be made.
Investment Options
Assets of the Plan are held by Vanguard and are invested in the investment options available under the Plan based on instructions received from participants. The Plan offers a number of options for the investment of participants’ Plan accounts, including various mutual funds, a common/collective trust, and an employer common stock fund.

Administrative Expenses
Administrative expenses are payable from Plan assets unless paid by the Employer, as provided by the Plan document. During 2005 and 2004, administrative expenses incurred by the Plan amounted to $28,479 and $72,257 respectively, while those incurred by the employer amounted to $38,500 and $40,000, respectively.
Assets Transferred Out To Other Plans
During 2005, Amkor sold Amkor Test Services, Inc. (“ATS”), a wholly owned subsidiary to Integra Technologies, LLC (“Integra”). After the sale, Plan assets totaling $3,788,808 applicable to ATS employees were transferred to a new plan established by Integra.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with general accepted accounting principles.
Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Accordingly, actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as of the last business day of the year. Shares of Amkor Technology, Inc. common stock are valued at quoted market prices. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in a common/collective trust are valued at cost. Investments in the commingled pool are stated at estimated fair values, which have been determined based on the unit value of the pool. Such unit values were determined by Fidelity Trust by dividing the pool’s net assets at fair value by the number of units outstanding at the valuation date. Participant loans receivable are valued at their outstanding balances which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sale of securities is based on average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
As described in Note 1, the Plan provides for various investment options such as stocks, bonds, fixed income securities, mutual funds, and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of certain investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Payment of Benefits
Benefits are recorded when paid. No amounts are owed at December 31, 2005 and 2004 to participants who have elected to withdraw from the Plan, but have not been paid.

3. PARTICIPANT LOANS RECEIVABLE
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less their highest outstanding loan balance during the prior 12 months) or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market rates. Outstanding loans at December 31, 2005 carry interest rates ranging from 5% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions. Loans are payable in full upon a participant’s termination of employment.
4. PLAN TERMINATION
Although it has not expressed any interest to do so, the Employer has the right under the Plan to terminate or modify the Plan at any time and for any reason subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
5. TAX STATUS
The Plan obtained its latest determination letter dated August 22, 2001, in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the amended Plan continues to be designed and is being operated in compliance with the applicable requirements of the IRC in order to maintain its tax-exempt status. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.
6. INVESTMENTS
Investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004 are separately identified as follows:

	2005	2004
Cash	$—	$33,943,014
Fidelity Managed Income Portfolio	—	3,214,441
Fidelity Low Priced Stock Fund	4,357,859	6,054,605
Neuberger Berman Genesis Trust	3,192,709	—
Vanguard 500 Index Fund Investor Shares	6,025,569	—
Vanguard Equity Income Fund	3,460,545	—
Vanguard Mid-Cap Index Fund	3,416,655	—
Vanguard Total Bond Market Index Fund	4,829,814	—
Vanguard Total International Stock Index	3,461,579	—
Vanguard Total Stock Market Index Fund	3,282,341	—
Vanguard Retirement Savings Trust	2,904,521	—
Amkor Technology, Inc. Common Stock	5,625,263	4,154,430
For the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

	2005	2004
Amkor Technology, Inc. common stock	$(134,792)	(3,080,223)
Shares of registered investment companies	2,019,016	3,092,820

	$1,884,224	$12,597

7. RELATED PARTY TRANSACTIONS
Certain Plan investments are managed by Vanguard and Fidelity Trust, the Plan’s trustee in 2005 and 2004, respectively, and, therefore, these transactions qualify as party-in-interest. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.
During 2005 and 2004, the Plan paid $19,792 and $72,257 respectively to Vanguard and Fidelity Trust respectively for administrative expenses. As of December 31, 2005, the Plan owes $8,686 to Vanguard related to administrative expenses.
As allowed by the Plan, participants may elect to invest a portion of their accounts in Amkor Technology, Inc. Common Stock Fund. The shares of Amkor Technology, Inc. common stock are traded in the open market on the NASDAQ Exchange. In 2005, participants purchased 841,438 shares at a cost of $3,501,515 and sold 458,848 shares with a market value of $1,895,891. In 2004, participants purchased 625,354 shares at a cost of $4,061,586 and sold 273,813 shares with a market value of $1,731,614.
8. CHANGE IN SERVICE PROVIDERS
In December 2004, the Employer changed service providers related to the recordkeeping, maintenance of participant accounts, administration services and to act as the Plan’s trustee from Fidelity Trust to Vanguard. In order to accomplish this transition from Fidelity Trust to Vanguard the Employer performed the following:
•	A “blackout” period was established on December 15, 2004 to temporarily suspend changes in participant accounts held by Fidelity Trust while the change in service providers took place;

•	Participant account balances which held assets in investments not available from Vanguard were liquidated on December 31, 2004 and reinvested in similar investment options on January 3, 2005;

•	All other investment options were re-registered with Vanguard; and

•	On January 19, 2005 the “blackout” period was lifted and participants could access their accounts held by Vanguard.

AMKOR TECHNOLOGY, INC. 401(K) PLAN
SCHEDULE H, PART 4(I) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) ***
DECEMBER 31, 2005

	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT	COST **	CURRENT VALUE
*	Brandywine Blue Fund	Mutual Fund — Stock Fund		$776,198
*	Fidelity Low-Priced Stock Fund	Mutual Fund — Stock Fund		4,357,859
*	Neuberger Berman Genesis Trust	Mutual Fund — Stock Fund		3,192,709
*	Oppenheimer Global Fund, Class A Shares	Mutual Fund — Stock Fund		1,732,568
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund — Stock Fund		6,025,569
*	Vanguard Equity Income Fund	Mutual Fund — Stock Fund		3,460,545
*	Vanguard Growth and Income Fund Investor Shares	Mutual Fund — Stock Fund		47,608
*	Vanguard Long-Term Investment Grade — Invest Share	Mutual Fund — Stock Fund		535,230
*	Vanguard Mid-Cap Index Fund	Mutual Fund — Stock Fund		3,416,655
*	Vanguard Morgan Growth Fund Investor Shares	Mutual Fund — Stock Fund		85,018
*	Vanguard Selected Value Fund	Mutual Fund — Stock Fund		1,223,407
*	Vanguard Strategic Equity Fund	Mutual Fund — Stock Fund		1,205,136
*	Vanguard Target Retirement 2005 Fund	Mutual Fund — Stock Fund		245,565
*	Vanguard Target Retirement 2015 Fund	Mutual Fund — Stock Fund		1,090,272
*	Vanguard Target Retirement 2025 Fund	Mutual Fund — Stock Fund		2,025,720
*	Vanguard Target Retirement 2035 Fund	Mutual Fund — Stock Fund		1,223,617
*	Vanguard Target Retirement 2045 Fund	Mutual Fund — Stock Fund		195,018
*	Vanguard Target Retirement Income	Mutual Fund — Stock Fund		110,752
*	Vanguard Total Bond Market Index Fund	Mutual Fund — Stock Fund		4,829,814
*	Vanguard Total International Stock Index Fund	Mutual Fund — Stock Fund		3,461,579
*	Vanguard Total Stock Market Index Fund Investor Shares	Mutual Fund — Stock Fund		3,282,341
*	Vanguard U.S. Value Fund	Mutual Fund — Stock Fund		211,997
*	Vanguard Wellington Fund Investor Shares	Mutual Fund — Stock Fund		2,116,771
*	Vanguard Retirement Savings Trust	Common/Collective Trust		2,904,521
*	Amkor Tech Stock Fund	Common stock of the Plan’s sponsor		5,625,263
*	Loan Fund	Loans, interest rates 5% — 10.5%		577,845

	Total Investments			$53,959,578

*	Represents a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed therefore disclosure of cost is not required.

***	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last business day of the Plan’s fiscal year or acquired at any time during the Plan fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.
Refer to the Report of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on it’s behalf by the undersigned hereunto duly authorized.

Amkor Technology, Inc. 401(k) Plan

Date: June 27, 2006	By:	/s/ Kenneth T. Joyce

Name: Kenneth T. Joyce
Title: Chief Financial Officer
Amkor Technology, Inc.